UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For September 2017

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384.

Other Information

On September 27, 2017, Check-Cap Ltd. (the "Company") issued a press release announcing that is has filed for the CE Mark registration of C-Scan®. Thereafter, the Company hosted a management conference call, led by the Company's Chief Executive Officer, Mr. William Densel, accompanied by Prof. Nadir Arber, the Company's Principal Investigator and Prof. of Internal Medicine and Gastroenterology and Head of the Health Promotion Center and Integrated Cancer Prevention Center At Tel-Aviv Sourasky Medical Center, and Mr. Alex Ovadia, the Company's Chief Operations Officer and Vice President of Research and Development.

A copy of the press release as well as Company's presentation presented during the management conference call are attached hereto as Exhibits 99.1 and 99.2 respectively.

Exhibits

Exhibit No.	Description
99.1	Press Release dated September 27, 2017.
99.2	Company Presentation on Filing of CE Mark Registration for C-Scan®.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer

Dated: September 27, 2017